04017706

SECURITIES A ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Global Investors Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evelyn Lee (415) 597-2375
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Sean Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Global Investors Services, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Signature

Chief Financial Officer
Title

(see attached)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Barclays Global Investors Services

(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

Statement of Financial Condition

December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Barclays Global Investors Services (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2004

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Financial Condition
December 31, 2003
(dollars in thousands)

Assets	
Cash and cash equivalents	$ 19,226
Marketable securities, at fair value	928
Deposit with clearing organization and depository (Note 8)	1,017
Commissions receivable	2,747
Receivable from affiliate	1,075
Prepaid expenses and other assets	633
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $431(Note 5)	159
Deferred tax asset, net (Note 6)	1,239
Total assets	$ 27,024
Liabilities and shareholder's equity	
Liabilities:	
Transaction processing fees payable	$ 866
Accounts payable and accrued liabilities	105
Payable to affiliate	29
Income tax payable	1,555
Accrued employee compensation and benefits	7,325
Other liabilities	891
Total liabilities	10,771
Shareholder's equity:	
Common stock $.01 par value; 1,000 shares authorized; one share issued and outstanding	-
Additional paid-in capital	1,702
Unearned stock-based compensation (Note 4)	(109)
Retained earnings	14,660
Total shareholder's equity	16,253
Total liabilities and shareholder's equity	$ 27,024

See accompanying notes to the financial statements.

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, NA.)
Notes to Statement of Financial Condition
December 31, 2003

1. Organization

Barclays Global Investors Services (the "Company"), is incorporated in the State of California. The Company is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), and an indirect subsidiary of Barclays Global Investors UK Holdings Limited ("BGIUKHL"), a company incorporated in the United Kingdom, which is a direct subsidiary of Barclays Bank PLC ("BBPLC").

Prior to December 31, 2003, the Company was an indirect subsidiary of Barclays U.S.A. Inc. ("BUSA"). On December 31, 2003, BUSA was liquidated into its parent BGIUKHL. Upon the BUSA liquidation, the Company became an indirect subsidiary of BGIUKHL.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and the California Department of Corporations and is a member of the National Association of Securities Dealers, Inc. ("NASD"). It carries out marketing activities including certain activities associated with soliciting mutual fund shares and, since March 2000, acts as broker on an agency basis in buying and selling securities.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingent liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Revenue Recognition

The Company entered into a service agreement with BGI, whereby, the Company provides certain marketing and client relationship services to BGI for a fee. The fee is 101% of the Company's actual monthly operating expenses which do not relate to the brokerage business activities.

The Company also earns agency commissions for acting as a broker-dealer in buying and selling securities for its customers.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and overnight interest-bearing instruments.

Marketable Securities, at fair value

Marketable securities consist of investments in mutual funds and are classified as trading for financial reporting purposes. Net unrealized gains or losses on marketable securities are included in earnings. Marketable security transactions are recorded on trade date.

Furniture, equipment and leasehold investments

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware

is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of 10 years or the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company's results of operations are included in the consolidated federal income tax return filed by the US affiliates of BGIUKHL, and in the combined unitary California franchise tax return of BBPLC. The California return of BBPLC is filed on a Water's-Edge election basis. It includes results of the New York branch of BBPLC and the results of all other indirect subsidiaries of BBPLC in the United States of America. Income tax expense is calculated in accordance with Statement of Financial Accounting Standards No. 109, which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured at the existing tax rate applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

Stock-based compensation

Certain Company employees have been granted options to purchase shares in BGIUKHL. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, compensation expense is recognized over the vesting period based on the estimated fair value of the options on the date of grant as determined by using the Black Scholes model.

3. Related Party Transactions

As discussed in Note 2, the Company provides certain marketing and client relationship services to BGI. Marketing and client relationship fees earned during 2003 were $11.7 million.

The Company entered into a service agreement with BGI whereby BGI provides certain management and administrative services to the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred but not in excess of the Company's net income produced from the brokerage business activity. Management and administrative fees paid to BGI during 2003 were $6 million.

During 2003, a $10 million cash dividend was declared and paid to BGI by the Company.

4. Furniture, Equipment and Leasehold Improvements

At December 31, 2003, furniture, equipment and leasehold improvements consisted of:

(dollars in thousands)

Computer equipment	$ 48
Furniture and office equipment	178
Leasehold improvements	364
	590
Less: Accumulated depreciation and amortization	(431)
	$ 159

Depreciation and amortization totaled $141,870 for the year ended December 31, 2003.

5. Income Taxes

The current and deferred components of the tax provision included in the statement of operations for the year ended December 31, 2003 are as follows:

(dollars in thousands)

U.S. Federal:	
Current	$ 5,899
Deferred	(344)
	5,555
State and local:	
Current	1,396
Deferred	(103)
	1,293
	$ 6,848

6. Commitments and Contingent Liabilities

As discussed under note 10, effective January 1, 2004, the Company employees residing outside of California became employees of an affiliated company, Barclays Global Investors, USA Inc. As a result of this transfer, the noncancelable operating leases related to the employee premises were also transferred to the affiliated company, effective December 31, 2003. The Company has no future minimum payments due under noncancelable operating leases as of December 31, 2003 as a result of the subsequent event.

7. Cash Deposit with Clearing Organization

The Company clears certain securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement, the Company is required to maintain with the broker a security deposit in the amount of $1 million in cash.

8. Commitments and Risks

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. The Company recorded no liability under the indemnification at December 31, 2003. In addition, all unsettled trades at December 31, 2003 have settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities where the counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. Subsequent Event

Effective January 1, 2004, the Company employees residing outside of California became employees of an affiliated company, Barclays Global Investors, USA Inc. As a result of this transfer, certain balance sheet amounts related to these employees were transferred and assumed by the affiliated company which resulted in a gain of $248,224. These balance sheet amounts are not directly related to the brokerage activities of the Company.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $12.1 million, which was $11.4 million in excess of its required net capital of $718 thousand. The Company's net capital ratio was 0.89 to 1.